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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H. Leblang Co., Inc.

OFFICIAL USE ONLY
2535
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street, Suite 6F
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lila Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LILA LEBLANC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M H LEBLANC CO INC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.H.Leblang, Inc.

Financial Statements

And Supplemental

Information

December 31, 2015

M H Leblang, Inc.
Financial Statements

December 31, 2015

Index

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
M. H. LeBlang, Inc.
300 east 56th Street
New York, NY 10022

Report on the Financial Statements

I have audited the accompanying statement of financial condition of M. H. LeBlang, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of M. H. LeBlang, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. LeBlang, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of M. H. LeBlang, Inc. financial statements. Supplemental Information is the responsibility of M. H. LeBlang, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

M. H. Leblang, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Current Assets		
Cash	$ 51,600	
Investment in annuity	13,468	
Commissions receivable	6,830	
Due from stockholder/officer	8,872	
Prepaid corporate taxes	3,027	
Total Assets		$ 83,797

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses	$ 3,000	
Payroll taxes payable	683	
Total Liabilities		3,683
Stockholder's Equity		
Capital stock, no par value, 200 shares authorized and outstanding	$ 5,000	
Retained earnings	63,533	
Accumulated other comprehensive income	11,581	
Total Stockholder's Equity		80,114
Total Liabilities and Stockholder's Equity		$ 83,797

See notes to financial statements

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2015

Revenues		
Commission income		102,988
Expenses		
Accounting	$ 9,965	
Commission expense	47,372	
Computer expense	700	
Entertainment	568	
Fees and licenses	2,892	
Insurance	2,133	
Miscellaneous	1,016	
Office expense	4,353	
Office salaries	19,625	
Payroll taxes	1,743	
Postage	178	
Rent	21,655	
Telephone	4,117	
Travel	2,631	
Utilities	1,442	
Total Expenses		120,390
Loss from Operations		(17,402)
Other Income		
Interest income		657
Corporate income tax refunds		865
Net Loss		(15,880)
Other Comprehensive Income		
Unrealized income on investment in annuity		(337)
Comprehensive Income		$ (16,217)

See notes to financial statements

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance – January 1, 2015	200	$ 5,000	$ 79,413	$ 11,918	$ 96,331
Net Loss	--	--	(15,880)	--	(15,880)
Unrealized loss on investment in annuity	--	--	--	(337)	(337)
Balance – December 31, 2015	200	$ 5,000	$ 63,533	$ 11,581	$ 80,114

See notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from Operating Activities	
Net Loss	$ (15,880)
Adjustments to reconcile net income to net cash by operating activities:	
Changes in operating assets and liabilities:	
Decrease in commission receivable	4,703
Increase in prepaid taxes	(3,027)
Decrease in accrued expenses	(3,000)
Decrease in payroll taxes	(657
Decrease in corporate taxes payable	(7,937)
Net cash used in Operating Activities	(25,798)
Cash flows from Investing Activities	
Repayments from stockholder/officer	(4,375)
Net cash used in Investing Activities	(4,375)
Net Decrease in Cash	(30,173)
Cash – Beginning of year	81,773
Cash – End of year	$ 51,600

Supplemental Disclosure of Cash Flow Information:

Cash paid for Interest	$ -
Cash paid for Income Taxes	$ -

See notes to financial statements

M. H. Leblang Co, Inc.

Notes to Financial Statements

1. OPERATIONS AND ORGANIZATION

M. H. Leblang Co, Inc. ("The Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA'). The Company is exempt from SEC Rule (15c3-3).

The Company derives their revenue from commissions eamed primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States Of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Annuity

Investment in annuity reported at fair value.

Commissions Receivable

Commissions receivable are reported at net realizable value. As of December 31, 2015, no allowance for doubtful accounts were deemed necessary.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as December 31, 2014. The federal income tax retums of the Company for 2014, 2013 and 2012 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

Recent Accounting Pronouncements

In February 2013, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in their entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required cross-reference other disclosures required under U.S. GAAP that provide additions detail about those amounts. The nonpublic entities, the amendment is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company's financial results or disclosures.

M. H. LeBlang Co, Inc.

Notes to Financial Statements

3. INVESTMENT IN ANNUITY

As of December 31, 2015, the investment in annuity consisted of any annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net income and reported in comprehensive income.

4. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company is due on demand, without interest, and is expected to be repaid in 2016.

5. RELATED PARTY TRANSACTIONS

The company rents office space from the stockholder on a month-to-month basis. Rent expense for the year ended December 31, 2015 aggregated $21,655.
For the year ended December 31, 2015, the Company paid no commissions to relatives of the stockholder/officer.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair Value Measurements and disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e.), the "exit price") in an orderly transaction between market participants.
In determining fair value, the Organization uses various valuation approaches, including market, income and/or cost approaches. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements), and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements and Disclosure and the Organization's related types are described below:

Level Fair Measurement
Values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Fair Value Measurement
Values are based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; or inputs that are derived principally from or corroborated by observable market data.

Level 3 Fair Value Measurement
Inputs to the valuation methodology are unobservable and significant to the fair value Instruments.

The following table summarizes the valuation of the Organization's assets within the aforementioned valuation hierarchy as of December 31, 2015:

Fair Value Measurements:

		At Reporting Date Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015				
Annuity Investment	$13,468	$ -	$ 13,468	$ -

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

M. H. LeBlang Co, Inc.

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Annuity Funds: Valued at the daily closing price as reported by the fund. Annuity funds held by the Company are open-end annuity funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The annuity funds held by the Company are deemed to be actively traded.

7. INCOME TAXES

The Company's provision for income taxes for the year ended December 31, 2015 consists of the following:

Federal	$	-0-
State and Local		-0-
	$	-0-

8. NET CAPITAL REQUIREMENTS

The Company's is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2015, the Company had net capital of $47,947 which was $42,947 in excess of its required net capital of $5,000. The Company's net capital ratio was 11.64 to 1.

9. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2015 through February 22, 2016, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposits accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

11. REVENUE CONCENTRATION

For the year ended December 31, 2015, the Company earned approximately 35% of its commission income from one insurance company.

12. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligations at December 31, 2015.

M. H. Leblang, Inc.

Supplemental Information
Computation of Net Capital under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2015

Total stockholder's equity		$ 80,144
Deductions		
Non-allowable assets		
Commissions receivable	(6,830)	
Investment annuity	(13,468)	
Due from officer	(8,872)	
Prepaid tcorporate taxes	(3,027)	
		(32,197)
Net Capital		$ 47,947
Net Capital Required		$ 5,000

See notes to financial statements

M. H. Leblang, Inc.

Supplemental Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2015

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2015 in accordance with Rule 15c3-3(k) (2) (ii).

M. H. Leblang, Inc.

Supplemental Information
Reconciliation under Rule 17a-5(d) (4) of
The Securities and Exchange Commission
December 31, 2015

Reconciliation of Computation of Net Capital

Net capital, per FOCUS Report, Part 11A	$ 50,944
Reconciling items	None
Net Capital, as defined, per page 8	$ 50,944

See notes to financial statements

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
M.H. Leblang,Co, Inc.
300 East 56th Street #6F
New York, New York 10022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) M.H. Leblang Co, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M.H. Leblang Co, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) M.H. Leblang Co, Inc. stated that M.H. Leblang Co, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M.H. Leblang Co,Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. Leblang Co, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

See accountant's audit report

M H Leblang Co, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 80,114.00
Nonallowable assets:		
Prepaids	3,027.00	
Other Assets	13,468.00	
Accounts receivable – other	15,702.00	(32,197.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 47,917.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 245.66
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 42,917.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,683.00
Percentage of aggregate indebtedness to net capital	7.69%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 47,918.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	47,917.00
Reconciled Difference	$ (0.00)

M H Leblang, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -